Mail Stop 7010

      July 27, 2005

via U.S. mail and facsimile

Mr. Brett M. Kingstone
Super Vision International, Inc.
8210 Presidents Drive
Orlando, Florida 32809

      Re:	Super Vision International, Inc.
		Form 10-KSB for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 0-23590


Dear Mr. Kingstone:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief
Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE